Exhibit 1.1

EXECUTION VERSION

COMMITMENT LETTER

December 10, 2020

AMC Entertainment Holdings, Inc.

One AMC Way

11500 Ash Street

Leawood, Kansas 66211

Ladies and Gentlemen:

You have advised Mudrick Capital Management, LP (for and on behalf of certain investment funds managed by it or its controlled affiliates) (the “Commitment Party”, “we” or “us”) that AMC Entertainment Holdings, Inc. (the “Issuer” or “you”) is contemplating an issuance of up to $100 million in aggregate principal amount of first priority senior secured notes (the “Notes”) on the terms described in the term sheet attached hereto as Exhibit A (the “Term Sheet”). The issuance of the Notes, the Second Lien Exchange (as defined below), the issuance of the Commitment Shares (as defined below), together with the payment of fees and expenses related to the foregoing, are referred to herein as the “Transactions”.

The Notes will be issued and sold directly to the Commitment Party (but through the Depository Trust Company / Cede & Co.) in a private placement exempt from registration under the United States Securities Act of 1933, as amended (the “Securities Act”) and through the Depository Trust Company.

Any capitalized term used herein, but not defined herein, shall have the meaning assigned to such term in the Term Sheet.

Section 1.          Commitments.

In connection with the foregoing, the Commitment Party is pleased to advise you of its commitment to, and hereby agrees to, purchase (or to cause its affiliated designees to purchase), upon three (3) days’ notice by the Issuer, the entire amount of the Notes upon the terms and conditions set forth in this agreement and in the exhibits, annexes and other attachments hereto (collectively, this “Commitment Letter”), subject only to the satisfaction or waiver of the applicable conditions set forth in Section 5 of this Commitment Letter and in Exhibit B attached hereto.

Section 2.          Fees and Expenses.

In consideration for the Commitment Party’s commitments and agreements herein with respect to the Notes, you agree to pay to the Commitment Party or its designee a commitment fee comprised of 8,241,758 registered, freely-tradeable Class A common shares of the Issuer (the “Commitment Shares”). This Commitment Letter and the agreements contained herein shall take effect on the date hereof, but the commitments set forth in Section 1. are subject to the payment of such commitment fee and the date of payment of such commitment fee shall be the “Commitment Effective Date”. This Commitment Letter shall be null and void if the Commitment Effective Date has not occurred by the earlier of (a) the end of the 5th trading day following the filing of the registration statement with the Securities and Exchange Commission registering the Commitment Shares and the Exchange Shares (as defined below)(the “Registration Statement”) and (b) December 18, 2020, which in each case will be extended, if applicable, to the first business day following which the Commitment Party has delivered, or caused to be delivered, Second Lien Notes (as defined below) pursuant to Section 3 hereof.

You also agree to reimburse the Commitment Party, on the earlier of the Closing Date or any earlier date on which the commitment hereunder is terminated or the Issuer determines not to issue the Notes (in each case to the extent an invoice therefor is received at least three business days prior to the applicable date), or if invoiced on a later date within 10 days following receipt of the relevant invoice, for the reasonable and documented out-of-pocket fees and expenses of its outside counsel, Wachtell, Lipton, Rosen & Katz, incurred in connection with the entry into this Commitment Letter and the consummation of the Transactions, in an amount not to exceed $285,000; provided that, if the Closing Date does not occur and this Commitment Letter is terminated in accordance with its terms (other than at the election of the Issuer and in the absence of a breach by the Commitment Party) the reimbursement of such fees and expenses shall not exceed $150,000.

Once paid, such fees and expenses shall not be refundable under any circumstances except as agreed to between you and us.

Section 3.          Exchange.

In connection with the foregoing, immediately following effectiveness of the Registration Statement, the Commitment Party agrees to deliver, or cause to be delivered, $100,000,000 aggregate principal amount of the Issuer’s 10%/12% Cash/PIK Toggle Second Lien Subordinated Secured Notes due 2026 (the “Second Lien Notes”) to the trustee (the “Trustee”) for the Second Lien Notes for cancellation, in exchange for 13,736,264 freely-tradeable Class A common shares of the Issuer (the “Exchange Shares” and such exchange, the “Second Lien Exchange”). The Commitment Party agrees that it shall have no claim to accrued and unpaid interest as of the date of the Second Lien Exchange (including, as applicable, interest payable on December 15, 2020) with respect to the Second Lien Notes to be delivered for cancellation. The parties agree that the issuance of the Commitment Shares and the Exchange Shares constitute a single, integrated transaction.

The Commitment Party’s obligation to effect the Second Lien Exchange shall be subject only to the accuracy of the representations and warranties set forth in Exhibit C in all respects as of the date of the Second Lien Exchange, as certified by an authorized officer of the Issuer.

In connection with the Second Lien Exchange and receipt of the Commitment Shares, we represent that we are an institutional “accredited investor” as that term is defined in subparagraphs (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act.

Section 4.          Information.

You hereby represent and warrant to us that (a) all written information (other than materials identified as budgets, projections, forecasts and other forward-looking information (collectively, the “Projections”) and information of a general economic or industry-specific nature) that has been or will be made available to us by the Issuer (and together with its subsidiaries, the “Group”), their subsidiaries or any of their respective representatives in connection with the Transactions (the “Information”), when taken as a whole in combination with all publicly available information regarding the Issuer is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading (after giving effect to all supplements and updates thereto from time to time) and (b) the Projections that have been or will be made available to us by the Issuer, its subsidiaries or any of their respective representatives in connection with the Transactions have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Commitment Party that such budgets, projections or forecasts are not to be viewed as facts and are subject to significant uncertainties and contingencies (and such uncertainties and contingencies may be exacerbated by the current environment, including the rapidly evolving nature of the global Coronavirus (COVID-19) pandemic and the related impact thereof on, among other things, the global macro economy, the industry in which we operate and our business) many of which are beyond the Issuer’s control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material). You agree that if at any time prior to the date on which the Closing Conditions are satisfied (or waived) in accordance with this Commitment Letter (the “Closing Date”), any of the representations in the preceding sentence would be incorrect if the Information and materials identified as budgets, projections or forecasts were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and materials identified as budgets, projections or forecasts so that such representations will be correct at such time; provided, that any such supplementation shall cure any breach of such representations. In issuing the commitments hereunder, we are and will be using and relying on the Information without independent verification thereof.

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Section 5.          Conditions Precedent and Closing Requirements.

The Commitment Party’s obligation to purchase the Notes is subject to and conditioned upon the satisfaction (or waiver by the Commitment Party, in its sole discretion) of the conditions precedent set forth in Exhibit B hereto (the “Closing Conditions”).

Section 6.          Indemnification; Exculpation.

The Issuer and the guarantors of the Notes shall indemnify and hold harmless the Commitment Party and its affiliates (including, without limitation, controlling persons) and each director, officer, employee, advisor, agent, affiliate, partner, member, and representative (each, an “Indemnified Person”) from and against any and all actions, suits, investigations, inquiries, claims, losses, damages, liabilities, expenses or proceedings of any kind or nature whatsoever which may be incurred by or asserted or threatened against or involve any such Indemnified Person as a result of or arising out of or in any way related to or resulting from this Commitment Letter, the Financing Documents (as defined in Exhibit B), the actual or intended use of proceeds from the issuance of Notes, the Transactions and/or the other transactions contemplated hereby or thereby (regardless of whether any such Indemnified Person is a party thereto and regardless of whether such matter is initiated by a third party or otherwise) (any of the foregoing, a “Proceeding”); provided, that no Indemnified Person will be indemnified for any such cost, expense or liability to the extent resulting from (i) the gross negligence or willful misconduct of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (ii) a material breach of the obligations of such Indemnified Party under this Commitment Letter or the Financing Documentation (as determined by a court of competent jurisdiction in a final and non-appealable decision).

No party hereto, nor any of its respective affiliates or any of their respective officers, directors, partners, trustees, employees, affiliates, stockholders, advisors, managers owners, partners, agents, attorneys in fact, representatives or controlling persons, shall have any liability for any special, indirect, consequential or punitive damages in connection with or as a result of the Commitment Letter or the transactions contemplated hereby or thereby.

Section 7.          No Partnership; No Fiduciary Duty.

(a)      None of the execution of this Commitment Letter, the purchase of the Notes or the participation by the Commitment Party in the Transactions or any other transaction contemplated hereby is intended to be, nor shall it be construed to be, the formation of a partnership or other joint venture between the Commitment Party, the Issuer, or any of their respective affiliates.

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(b)      The Issuer acknowledges and agrees that the transactions contemplated by this Commitment Letter and the Transactions are arm’s-length commercial transactions between the Commitment Party, on the one hand, and the Issuer, on the other, and in connection therewith and with the process leading thereto: (i) the Commitment Party has not assumed an advisory or fiduciary responsibility in favor of the Issuer, or its equity holders or affiliates with respect to the transactions contemplated hereby or the process leading thereto or any other obligation to the Issuer except the obligations expressly set forth in this Commitment Letter, and the Financing Documents; and (ii) the Commitment Party is acting solely as a principal (on its own behalf) and not as an agent or fiduciary of the Issuer, its management, equity holders, affiliates, creditors or any other person. The Issuer acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to the Transactions and such transactions related and the process leading thereto. The Issuer further agrees that it will not claim that the Commitment Party has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Issuer, in connection with the Transactions and such transactions related or the process leading thereto, or otherwise. In addition, the Commitment Party may employ the services of its affiliates in providing services and/or performing its or their obligations hereunder and may exchange with such affiliates information concerning the Issuer, its affiliates and other companies that may be the subject of this arrangement, and such affiliates of the Commitment Party will be entitled to the benefits afforded to the Commitment Party hereunder.

Section 8.          Governing Law.

This Commitment Letter shall be governed by the internal laws of the State of New York. Each party hereby waives any right which it may have to a trial by jury in any action brought in respect of this Commitment Letter. Each party hereby agrees that any legal proceeding relating to this Commitment Letter or the transactions contemplated hereby shall be maintained in a State or United States court of competent jurisdiction sitting in the City, State and County of New York. Each party hereby consents and submits itself to the exclusive jurisdiction of such State and United States courts of New York for the purposes of the adjudication of such legal proceedings.

Section 9.          Public Announcements.

No press release or public announcement related to this Commitment Letter or the Transactions shall be issued or made by the Commitment Party or its affiliates without the prior written approval of the Issuer, unless required by law (based on the advice of counsel) in which case the Issuer shall have the right to review and reasonably comment on such press release, announcement or communication prior to issuance, distribution or publication. Notwithstanding the foregoing, the Commitment Party and its affiliates shall not be restricted from communicating with their respective investors and potential investors in connection with marketing, informational or reporting activities; provided, that the recipient of such information is subject to a customary obligation to keep such information confidential. The Company may issue or make one or more press releases or public announcements (in which case the Purchaser shall have the right to review and reasonably comment on such press release, announcement or communication prior to issuance, distribution or publication) and may file this Commitment Letter with the SEC and may provide information about the subject matter of this Commitment Letter and the Investment Agreement in connection with equity or debt issuances, share repurchases, or marketing, informational or reporting activities.

Section 10.        PATRIOT Act Compliance.

Pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”) and 31 C.F.R. §1010.230 (the “Beneficial Ownership Regulation”), the Commitment Party may be required to obtain, verify and record information that identifies the Issuer and each of the guarantors, which information includes the name and address of each of the Issuer and the guarantors and other information that will allow the Commitment Party to identify the Issuer and each of its Subsidiaries in accordance with the PATRIOT Act and Beneficial Ownership Regulation.

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Section 11.        Assignment.

This Commitment Letter may not be assigned by the Issuer without the prior written consent of the Commitment Party (and any purported assignment without such consent will be null and void ab initio), is intended to be solely for the benefit of the parties hereto and, except as set forth herein, is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. The Commitment Party may assign its commitments and agreements hereunder, in whole or in part, to any of its controlled affiliates in its sole discretion and without the prior consent of the Issuer, provided it shall not be released from its obligations hereunder.

Section 12.        Entire Agreement.

This Commitment Letter sets forth the entire agreement between the Commitment Party and the Issuer with respect to the subject matter hereof, and all other prior agreements shall be deemed to have merged herewith. The provisions of this Commitment Letter cannot be waived, amended or modified orally, or by an act or failure to act on the part of any party hereto, but only by an agreement in writing signed by the Commitment Party and the Issuer.

Section 13.        Counterparts.

This Commitment Letter may be executed in one or more counterparts, and delivery of an executed counterpart of a signature page to this Commitment Letter by electronic transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter.

Section 14.        Acceptance and Termination.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Commitment Party the enclosed copy of this Commitment Letter before 5 p.m., New York City time, on December 11, 2020, whereupon this Commitment Letter will become a binding agreement between the Issuer and the Commitment Party (but shall not become effective until Commitment Effective Date). If this Commitment Letter has not been signed and returned to us by the time specified in the preceding sentence, this offer will terminate at such time.

Thereafter, all commitments and undertakings of the Commitment Party hereunder will automatically expire and terminate on the earliest to occur of: (i) February 1, 2021, (ii) the execution and delivery of the Financing Documents, or (iii) solely if the Commitment Effective Date shall not have occurred by such date, the date specified in the last sentence of the first paragraph of Section 2 above. The fee, expense reimbursement, confidentiality, indemnification and governing law, waiver of jury trial and forum provisions in this Commitment Letter shall survive any termination of this Commitment Letter of any portion hereof.

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Commitment Letter as of the date first above written.

MUDRICK CAPITAL MANAGEMENT, LP,
for and on behalf of certain investment funds
managed by it or its controlled affiliates

By:	/s/ John O'Callaghan
Name:	John O'Callaghan
Title:	Corporate Secretary

AMC ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Sean D. Goodman
Name:	Sean D. Goodman
Title:	Executive Vice President and Chief Financial Officer

[Signature Page – Commitment Letter]

EXHIBIT A

Senior Secured Notes Due 2026

Summary of Principal Terms and Conditions

Issuer	AMC Entertainment Holdings, Inc. (the “AMC”).
Notes	First Lien Senior Secured Notes due 2026 (the “Notes”).
Purchaser	Affiliates of Mudrick Capital Management, LP (“Mudrick”).
Principal Amount	$100 million.
Maturity	April 24, 2026.
Interest Rate

At the Issuer's election, 15% per annum payable in cash or 17% per annum payable in kind through the date that is 18 months from the Closing Date (“PIK Sunset Date”). From and after the PIK Sunset Date, 15% per annum payable in cash.

2.0% default rate.

Interest Payment Dates	Semi-annually on July 15 and January 15
Guarantees	Same as those under AMC’s existing 10.5% Senior Secured Notes due 2026 (“Existing First Lien Notes”).
Security

The Notes and Note Guarantees will be secured by first liens (subject to certain permitted liens) on the same collateral that secures the Existing First Lien Notes. The liens securing the Notes will rank pari passu with the liens securing the Existing First Lien Notes and the other indebtedness secured on a pari passu basis therewith pursuant to (i) that certain First Lien Intercreditor Agreement dated as of April 24, 2020 among AMC, its affiliates party thereto, Citicorp North America, Inc. or a successor agent party thereto, as First Lien Collateral Agent, U.S. Bank National Associate, as the Initial Additional Agent, and the other parties thereto and (ii) that certain First Lien/Second Lien Intercreditor Agreement dated as of July 31, 2020 among AMC, its subsidiaries party thereto, Citicorp North America, Inc. or a successor agent party thereto, as Senior Credit Agreement Agent, U.S. Bank National Associate, as the 2025 Senior Notes Agent, the 2026 Additional Senior Notes Agent and the Senior Convertible Notes Agent, GLAS Trust Company LLC, as the 2026 Senior Notes Agent and the Junior Notes Agent and the other parties thereto.

Ranking

The Notes will be senior secured obligations of AMC, and will rank equally and ratably in right of payment with existing senior debt of AMC and senior to existing subordinated debt of AMC.

The Note Guarantees will be senior secured obligations of each Guarantor and will rank equally in right of payment with existing senior debt of the Guarantors and senior to existing subordinated debt of the Guarantors.

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Optional Redemption

Prior to January 15, 2023 callable at make-whole; thereafter from January 15, 2023 at 107.5%, from January 15, 2024 at 103.75%, from January 15, 2025 at par.

The rights of payment upon acceleration will be the same as those contained in the indenture governing the 10%/12% CASH/PIK Toggle Second Lien Subordinated Secured Notes Due 2026 (including for the avoidance of doubt, as set forth in Section 6.02(d) and (e) thereof).

Change of Control Offer	If a Change of Control occurs, AMC must offer to repurchase the Notes at 101% of their principal amount, plus accrued and unpaid interest. The definition of “Change of Control” shall be substantially similar to the corresponding definition in the indenture governing the Existing First Lien Notes.
Additional Offers	Ratable with any purchase offer to or mandatory repayment of any other pari passu first lien debt
Covenants	Same as those contained in the indenture governing the Existing First Lien Notes; provided, the indenture governing the Notes will eliminate the $100 million basket pursuant to which the Notes are issued.
Use of Proceeds	General corporate purposes.
Documentation Standard	The indenture governing the Notes and the related security and other documentation shall be substantially similar to the documentation governing the Existing First Lien Notes.

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Exhibit B

Conditions Precedent

The issuance of Notes, shall be subject to the following conditions precedent (which may be waived by the Commitment Party in its sole discretion) prior to or substantially concurrently with the consummation of the Transactions:

1.	The Issuer, the guarantors of the Notes, the trustee and collateral agent for the Notes (who shall be reasonably acceptable to Issuer and Commitment Party), the Commitment Party and each other person party thereto shall have executed and delivered each of the applicable Financing Documents, which shall be consistent with the terms set forth in this Commitment Letter, including, for the avoidance of doubt, the Term Sheet. As used herein, “Financing Documents” means an indenture, definitive notes, a security agreement, intellectual property security agreements, intercreditor agreements (or joinders thereto) and other documents and instruments required for the creation and perfection of security interests in the collateral with the requisite priority, in each case consistent with the Documentation Standard (as defined in the Term Sheet).

2.	The Commitment Party shall have received (i) reasonably satisfactory customary legal opinions of counsel for the Issuer and guarantors, (ii) customary organizational documents and officers’ and public officials’ certifications for the Issuer and guarantors; and (iii) customary closing certificates.

3.	Accuracy of the representations and warranties set forth in Exhibit C of this Commitment Letter in all respects as of the Closing Date and delivery of a certificate of an authorized officer of the Issuer to the same effect.

4.	Before and after giving effect to the execution and delivery of the Financing Documents and the issuance of the Notes on the Closing Date, there shall not exist or have occurred any default or event of default under the Financing Documents or under any other material indebtedness of the Issuer (excluding any indebtedness of the Issuer’s international subsidiaries as previously disclosed to the Commitment Party) and delivery of a certificate of an authorized officer of the Issuer to the same effect.

5.	The Commitment Party shall have received at least three business days prior to the Closing Date, from the Issuer and guarantors all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and the Beneficial Ownership Regulation, in each case, to the extent requested at least ten business days prior to the Closing Date.

6.	All fees and expenses required to be paid on or prior to the Closing Date pursuant to the Commitment Letter (with respect to expenses, to the extent invoiced at least three business days prior to the Closing Date), shall, upon the purchase of the Notes, have been paid (which amounts may be offset against proceeds of the Notes).

7.	Consummation of the Second Lien Exchange.

8.	The Notes shall be eligible to be deposited and registered at the DTC.

9.	The issuance and purchase of the aggregate principal amount of the Notes shall occur on or after January 15, 2021.

EXHIBIT C

December 10, 2020

Representations and Warranties1

Except as disclosed in the reports AMC Entertainment Holdings, Inc. (the “Company”) has filed with or furnished to the Securities and Exchange Commission (the “SEC”) and publicly available prior to the date of the Commitment Letter and the Company’s current report on Form 8-K filed on December 11, 2020 (excluding in each case any disclosures set forth in the risk factors or “forward-looking statements” sections of such reports, and any other disclosures included therein to the extent they are predictive or forward-looking in nature), in connection with the transactions contemplated by that certain commitment letter dated as of December 10, 2020 (the “Commitment Letter”) between the Company and Mudrick Capital Management, LP (for and on behalf of certain investment funds managed by it or its controlled affiliates, the “Commitment Party”), the Company represents and warrants to the Commitment Party, as of the Closing Date and/or the date of the Second Lien Exchange, as applicable (the “Applicable Date”), the following:

(a)            Existence and Power.

(i)            The Company and each Guarantor is duly organized, validly existing and in good standing under the laws of the State of Delaware or its respective jurisdiction of organization and has all requisite corporate or other applicable power and authority to enter into each Transaction Agreement to which it is party and to consummate the Transactions. The Company and each Guarantor has all requisite corporate or other applicable power and authority to own, operate and lease its properties, rights and assets and to carry on its business as it is being conducted on the Applicable Date.

(ii)            Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, the Company and each Guarantor has been duly qualified as a foreign corporation or other entity for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, rights and assets or conducts any business so as to require such qualification. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, each Subsidiary of the Company that is a “significant subsidiary” (as defined in Rule 1.02(w) of the SEC’s Regulation S-X) has been duly organized and is validly existing in good standing (to the extent that the concept of “good standing” is recognized by the applicable jurisdiction) under the laws of its jurisdiction of organization.

1 As used herein, capitalized terms used but not defined shall have the meanings set forth in Annex I attached hereto.

(b)            Capitalization. All the outstanding shares of capital stock of the Company and each of its Subsidiaries have been duly and validly authorized and issued and are fully paid and nonassessable, and except as otherwise set forth in the Company Reports issued up to the Applicable Date, all outstanding shares of capital stock or membership interests of the Subsidiaries are owned by the Company either directly or through wholly owned Subsidiaries and are free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances. [The Company has all consents, approvals and authorizations necessary for the issuance of the shares of Class A Common Stock to be issued pursuant to the Commitment Letter, and the Company has full right, power and authority to sell, assign, transfer and deliver the shares of Class A Common Stock to the Commitment Party. The shares of Class A Common Stock have been duly authorized for issuance and sale to the Commitment Party and, when issued and delivered by the Company, will be validly issued as fully paid and nonassessable shares.]2

(c)            Authorization. The execution, delivery and performance of the Commitment Letter, the Indenture, the Notes and the Security Documents (the “Transaction Agreements”) and the consummation of the transactions contemplated herein and therein (collectively, the “Transactions”) have been duly authorized by the Board of Directors, and all other necessary corporate action on the part of the Company and, prior to the Closing Date, each Guarantor, as applicable. Assuming the Commitment Letter constitutes the valid and binding obligation of the Commitment Party, the Commitment Letter is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the limitation of such enforcement by (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Enforceability Exceptions”). [Assuming the Indenture constitutes the valid and binding obligation of the Trustee and the Collateral Agent, as of the Closing Date, the Indenture (including each Guarantee set forth therein) is a valid and binding obligation of the Company and each Guarantor enforceable against the Company and such Guarantor in accordance with its terms, subject to the Enforceability Exceptions. Assuming the Security Documents constitute the valid and binding obligation of each of the parties thereto (other than the Company and the Guarantors), as of the Closing Date and the, the Security Documents are valid and binding obligations of the Company and each Guarantor party thereto, as applicable, enforceable against the Company and each such Guarantor in accordance with each of their terms, subject to the Enforceability Exceptions. The Security Documents, when executed and delivered in connection with the sale of the Notes, will create in favor of the Collateral Agent, for the benefit of itself, the Trustee and the holders of the Notes, valid and enforceable security interests in and liens on the Collateral (subject, solely as to enforceability, to the Enforceability Exceptions) and, upon the filing of appropriate Uniform Commercial Code financing statements in United States jurisdictions previously identified to the Collateral Agent and Trustee and the taking of the other actions, in each case as further described in the Security Documents, the security interests and liens granted pursuant thereto will constitute a perfected security interest in and lien on all right, title and interest of the Company and each Guarantor, in the Collateral described therein, and such security interests will be enforceable in accordance with the terms contained therein (subject, solely as to enforceability, to the Enforceability Exceptions) against all creditors of any grantor or mortgagor and subject only to Permitted Liens.] 3

(d)            [General Solicitation; No Integration. Neither the Company nor any other Person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Notes. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its Knowledge, is or will be integrated with the Notes sold pursuant to the Commitment Letter.]4

2 To be given on the Closing Date and the Second Lien Exchange.

3 To be given only on Closing Date.

4 To be given only on Closing Date.

(e)            [Valid Issuance. The Notes have been duly authorized by all necessary corporate action of the Company. When issued and sold against receipt of the consideration therefor, the Notes will be valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to the limitation of such enforcement by the Enforceability Exceptions. The Guarantees of the Guarantors have been duly authorized by each of the Guarantors and, when the Notes have been issued and sold against receipt of the consideration therefor, the Guarantees will be valid and legally binding obligations of each Guarantor, enforceable against each Guarantor in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.]5

(f)            Non-Contravention/No Consents. The execution, delivery and performance of the Transaction Agreements and the consummation by the Company and each Guarantor of the Transactions, does not conflict with, violate or result in a breach of any provision of, or constitute a default under, or result in the termination of or accelerate the performance required by, or result in a right of termination or acceleration under, (i) the certificate of incorporation or bylaws of the Company or any Guarantor, (ii) any credit agreement, mortgage, note, indenture, deed of trust, lease, license, loan agreement or other agreement binding upon the Company or any of its Subsidiaries, or (iii) any permit, government license, judgment, order, decree, ruling, injunction, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, other than in the cases of clauses (ii) and (iii) as would not, individually or in the aggregate, constitute a Material Adverse Effect. Assuming the accuracy of the representations of the Commitment Party set forth in the Commitment Letter, other than (A) any required filings pursuant to the Exchange Act or the rules of the SEC, or (B) as have been obtained prior to the date of the Commitment Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of the Commitment Letter and the consummation by the Company and each Guarantor of the Transactions, except for any consent, approval, order, authorization, registration, declaration, filing, exemption or review the failure of which to be obtained or made would not, individually or in the aggregate, constitute a Material Adverse Effect.

(g)            Reports; Financial Statements.

(i)            The Company has filed or furnished, as applicable all forms, reports, schedules, prospectuses, registration statements and other statements and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2020, and or on prior to the date of the Commitment Letter (including, for the avoidance of doubt, its annual report on Form 10-K for the fiscal year ended December 31, 2019, collectively, the “Company Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Company Report complied in all material respects as to form with the applicable requirements of the Securities Act and the Exchange Act, and any rules and regulations promulgated thereunder applicable to such Company Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)            Each of the consolidated balance sheets, and the related consolidated statements of income, changes in stockholders’ equity and cash flows, included in the Company Reports filed with the SEC under the Exchange Act: (A) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (B) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates shown and the results of the consolidated operations, changes in stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of any unaudited financial statements, to normal recurring year-end audit adjustments, (C) have been prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth therein or in the notes thereto, and in the case of unaudited financial statements except for the absence of footnote disclosure, and (D) otherwise comply in all material respects with the requirements of the SEC.

5 To be given only on the Closing Date.

(h)           Absence of Certain Changes. Since September 30, 2020, until the Commitment Effective Date (as defined in the Commitment Letter), (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business, and (ii) no events, changes or developments have occurred that would, individually or in the aggregate, constitute a Material Adverse Effect.

(i)            No Undisclosed Liabilities, etc. As of the date of the Commitment Letter (and prior to giving effect to the indebtedness of the Company and its Subsidiaries to be incurred on the Closing Date), there are no liabilities of the Company or any of its Subsidiaries that would be required by GAAP to be reflected on the face of the balance sheet, except (i) liabilities reflected or reserved against in the financial statements contained in the Company Reports, (ii) liabilities incurred since September 30, 2020 in the ordinary course of business or otherwise described in the Company Reports and (iii) liabilities that would not, individually or in the aggregate, constitute a Material Adverse Effect.

(j)            Compliance with Applicable Law. Since January 1, 2019, each of the Company and its Subsidiaries has complied in all respects with, and is not in default or violation in any respect of, any law, statute, order, rule, regulation, policy or guideline of any federal, state or local Governmental Entity applicable to the Company or such Subsidiary, other than such non-compliance, defaults or violations that, individually or in the aggregate, have not had and would not, individually or in the aggregate, constitute a Material Adverse Effect. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, since January 1, 2019, none of the Company, any of its Subsidiaries or, any of their respective directors, officers, agents or employees have (i) used any corporate, Company (and/or Subsidiary) funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official, in each case in violation of, or (ii) otherwise violated, any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”), or the UK Bribery Act (the “Bribery Act”). Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, since January 1, 2019, neither the Company, any of its Subsidiaries nor any of their respective directors, officers, agents or employees has directly or indirectly taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable United States or foreign laws. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, (i) none of the Company’s or any of its Subsidiaries’ directors, officers, agents or employees is a “specially designated national” or blocked person under United States sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and (ii) since January 1, 2019, neither the Company nor any of its Subsidiaries has engaged in any business with any person with whom, or in any country in which, it is prohibited for a United States person to engage under applicable United States sanctions administered by OFAC. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, the Company and its Subsidiaries have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and the Bribery Act and have maintained such policies and procedures in force.

(k)            Legal Proceedings and Liabilities. Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending, or to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against the Company or any of its Subsidiaries (i) as of the date of the Commitment Letter, that would, individually or in the aggregate, constitute a Material Adverse Effect or (ii) as of the date of the Commitment Letter or as of the Closing Date, that challenge the validity of or seek to prevent the Transactions to occur on the Closing Date. As of the date of the Commitment Letter, neither the Company nor any of its Subsidiaries is subject to any order, judgment or decree of a Governmental Entity that would, individually or in the aggregate, constitute a Material Adverse Effect. As of the date of the Commitment Letter, except as would not, individually or in the aggregate, constitute a Material Adverse Effect, to the Knowledge of the Company, there is no investigation or review pending or threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries.

(l)            Investment Company Act. The Company is not, and immediately after receipt of payment for the Notes will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m)            Taxes and Tax Returns. Except as would not, individually or in the aggregate, constitute a Material Adverse Effect (i) the Company and each of its Subsidiaries has timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by it, and all such Tax Returns were correct and complete in all respects, and the Company and each of its Subsidiaries has paid (or has had paid on its behalf) to the appropriate Governmental Entity all Taxes that are required to be paid by it, except, in each case, with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP; and (ii) there are no disputes pending, or claims asserted in writing, in respect of Taxes of the Company or any of its Subsidiaries for which reserves that are adequate under GAAP have not been established.

(n)            Brokers and Finders. The Company has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by the Commitment Letter whose fees the Commitment Party would be required to pay.

The Commitment Party acknowledges that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth above, in the Commitment Letter and in any certificate delivered by the Company pursuant to the Commitment Letter, and specifically (but without limiting the generality of the foregoing), that, except as expressly set forth above, in the Commitment Letter and in any certificate delivered by the Company pursuant to the Commitment Letter, the Company makes no representation or warranty with respect to (A) any matters relating to the Company, its business, financial condition, results of operations, prospects or otherwise, (B) any projections, estimates or budgets delivered or made available to the Commitment Party (or any of its Affiliates, officers, directors, employees or other representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (C) the future business and operations of the Company and its Subsidiaries, and the Commitment Party have not relied on or been induced by such information or any other representations or warranties (whether express or implied or made orally or in writing) not expressly set forth above and in any certificate delivered by the Company pursuant to the Commitment Letter.

The Commitment Party has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that the Commitment Party has been provided with sufficient access for such purposes. the Commitment Party acknowledges and agrees that, except for the representations and warranties expressly set forth in above and in any certificate delivered by the Company pursuant to the Commitment Letter, (i) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Commitment Party as having been authorized by the Company, and (ii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Commitment Party or any of its Affiliates or representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information are the subject of any express representation or warranty set forth above and in any certificate delivered by the Company pursuant to the Commitment Letter.

Annex I

DEFINITIONS

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person. Notwithstanding the foregoing, the Company and the Company’s Subsidiaries shall not be considered Affiliates of the Commitment Party or any of the Commitment Party’s Affiliates (and vice versa). As used in this definition, “control” (including its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Closing Date” shall have the meaning set forth in the Commitment Letter.

“Collateral” shall have the meaning set forth in the Indenture.

“Collateral Agent” shall mean U.S. Bank National Association, or another institutional trustee to be selected by the Company with the prior written consent of the Commitment Party, which consent shall not be unreasonably withheld or delayed.

“Copyright Security Agreement” means that certain Copyright Security Agreement, dated as of the Closing Date, by and between American Multi-Cinema, Inc. and the Collateral Agent.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“First Lien Intercreditor Agreement” shall have the meaning set forth in the Indenture.

“First Lien/Second Lien Intercreditor Agreement” shall have the meaning set forth in the Indenture.

“GAAP” shall mean U.S. generally accepted accounting principles.

“Governmental Entity” shall mean any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization.

“Guarantee” shall have the meaning set forth in the Indenture.

“Guarantor” shall have the meaning set forth in the Indenture.

“Indenture” shall mean the Indenture dated as of [●], 2021 between the Company, the guarantors party thereto and U.S. Bank National Association, as the initial trustee and collateral agent, pursuant to which the Notes were issued.

“Knowledge” shall mean the actual knowledge, after reasonable inquiry of their respective direct reports, of the Company’s Chief Executive Officer, Chief Financial Officer and General Counsel.

“Material Adverse Effect” shall mean any events, changes or developments that, individually or in the aggregate, have had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change or development resulting from or arising out of the following: (a) events, changes or developments generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, (b) events, changes or developments in the industries in which the Company or any of its Subsidiaries conducts its business, (c) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local Governmental Entity, or market administrator, (d) any changes in GAAP or accounting standards or interpretations thereof, (e) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (f) the announcement or the existence of, compliance with or performance under, the Commitment Letter or the transactions contemplated hereby, (g) COVID-19 or any law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place” or other restrictions that relate to, or arise out of the COVID-19 pandemic or any change in such law, directive, pronouncement or guideline or interpretation thereof following the date of hereof or the Company’s or any of its Subsidiaries’ compliance therewith, (h) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that so long as they are not otherwise excluded by the Commitment Letter, the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (i) any taking of any action (x) required by the Commitment Letter or (y) at the express written request of the Commitment Party, or (j) any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided, that the exception in this clause (j) shall not prevent or otherwise affect a determination that any event, change, effect or development underlying such failure has resulted in a Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (a) through (e), to the extent that such event, change or development disproportionately affects the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Notes” shall have the meaning set forth in the Commitment Letter.

“Permitted Liens” shall have the meaning set forth in the Indenture.

“Person” or “person” shall mean an individual, corporation, limited liability or unlimited liability company, association, partnership, trust, estate, joint venture, business trust or unincorporated organization, or a government or any agency or political subdivision thereof, or other entity of any kind or nature.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Agreement” means that certain Security Agreement, dated as of the Closing Date, by and among the Company, the Guarantors and the Collateral Agent.

“Security Documents” means, collectively, the Copyright Security Agreement, Security Agreement, the Trademark Security Agreement, the First Lien Intercreditor Agreement, the First Lien/Second Lien Intercreditor Agreement, any mortgages and any other security agreements relating to the Collateral, each for the benefit of the Collateral Agent, as amended, amended and restated, modified, renewed, replaced or otherwise modified from time to time.

“Second Lien Exchange” shall have the meaning set forth in the Commitment Letter.

“Subsidiary” shall mean, with respect to any Person, (a) any other Person of which fifty percent (50%) or more of the shares of the voting securities or other voting interests are owned or controlled, or the ability to select or elect fifty percent (50%) or more of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries, or by such first Person, or by such first Person and one or more of its Subsidiaries, or (b) any other Person of which such Person or any Subsidiary of such Person is a managing member or general partner.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value-added, and other taxes imposed by a Governmental Entity, together with all interest, penalties and additions to tax imposed with respect thereto.

“Tax Return” shall mean a report, return or other document (including any amendments thereto) required to be supplied to a Governmental Entity with respect to Taxes.

“Trademark Security Agreement” means that certain Trademark Security Agreement, dated as of the Closing Date, by and between American Multi-Cinema, Inc. and the Collateral Agent.

“Trustee” shall mean U.S. Bank National Association, or another institutional trustee to be selected by the Company with the prior written consent of the Commitment Party, which consent shall not be unreasonably withheld or delayed.

“Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Agent’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a U.S. jurisdiction other than the State of New York, the term means the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

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